EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Company’s report of August 3, 2015 and further to the update to the Company’s quarterly report of June 30, 2015, the Company hereby provides notification that on September 3, 2015, it was notified by the subsidiary, Pelephone Communications Ltd. (“Pelephone”) that Pelephone’s workers’ organization (the “Workers’ Committee”) had imposed various sanctions which are interfering with a portion of Pelephone’s activity.

Pelephone rejects the Workers’ Committee’s claims against it, and last month held several meetings with representatives of the Workers’ Committee, in which it provided a detailed response to the claims raised by the Workers’ Committee. In the evening hours of September 3, 2015, Pelephone turned to the Regional Labor Court for temporary relief to halt the sanctions and prevent further interference with its activity (the “Motion”). A hearing was held on the Motion on September 4, 2015, at the conclusion of which the parties accepted the Labor Court’s proposal to continue intensive court-supervised negotiations and to refrain from taking any other action. A date for reporting by the parties and the Court’s review was set for September 13, 2015.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.